Condensed Balance Sheets ($ in Thousands) at December 31, 1999

                                                                          North     Illinova                              Illinova
                                                            Illinova     American   Resource    Plantas     Illinois        Power
                                                            Generating    Energy    Recovery,   Eolicas,      Power       Marketing,
                                                             Company     Services     Inc.      S.R.L.       Company        Inc.
ASSETS
    Plant and Equipment
      Utility plant in service                               $     --    $    --    $     --   $     --    $2,627,394    $1,272,051
      Plant held for future use                                     0          0           0          0         2,050         1,124
      Construction work in progress                                 0          0           0          0       101,496       190,190
      Accumulated depreciation                                      0          0           0          0    (1,138,689)     (656,308)
      Other electric plant adjustment - net                         0          0           0          0       147,000     2,017,593
                                                             ----------------------------------------------------------------------
                                                                    0          0           0          0     1,739,251     2,824,650
      Gas in underground storage - noncurrent                       0          0           0          0        25,230             0
                                                             ----------------------------------------------------------------------
                                                                    0          0           0          0     1,764,480     2,824,650
                                                             ----------------------------------------------------------------------
    Investments and Other Assets                              226,599      6,540       3,278     19,172        13,077           323
                                                             ----------------------------------------------------------------------
    Current Assets
      Cash and cash equivalents                                   750      4,226         713      1,228        23,535            29
      Accounts receivable - service                                 0          0           0          0        91,717         6,421
      Accounts receivable - other                               1,591     10,203         701        274        93,647        26,046
      Accounts receivable from affiliate                            0          0           0          0         6,380             0
      Accrued unbilled revenue                                      0          0           0          0        83,420             0
      Materials and supplies, at average cost
        Fossil fuel                                                 0          0           0          0           100        38,798
        Gas in underground storage                                  0          0           0          0        24,083             0
        Operating materials                                         0          0           0          0        16,727        17,396
      Assets from commodity price risk management
         activites                                                  0          0           0          0             0         1,648
      Prepaid and refundable income taxes,
         prepayments and other                                    573          4          24        463       101,738         4,107
                                                             ----------------------------------------------------------------------
                                                                2,914     14,433       1,438      1,965       441,346        94,445
                                                             ----------------------------------------------------------------------
    Deferred Charges
      Stranded cost                                                 0          0           0          0       320,298             0
      Note receivable from affiliate                                0          0           0          0     2,597,642             0
      Other deferred charges                                        0          0           0          0       160,992         9,737
                                                             ----------------------------------------------------------------------
                                                                    0          0           0          0     3,078,931         9,737
                                                             ----------------------------------------------------------------------
                                                             $229,513    $20,973    $  4,716   $ 21,137    $5,297,835    $2,929,154
                                                             ======================================================================
CAPITAL AND LIABILITIES
    Capitalization
      Common stock                                           $215,997    $11,440    $  1,234   $ 19,914    $1,274,057    $2,461,567
      Deferred compensation - ESOP                                  0          0           0          0             0             0
      Retained earnings                                         3,516        211       1,736      1,198        54,734         1,286
      Accumulated other comprehensive income (loss)                 0          0           0       (229)            0             0
      Capital stock expense                                         0          0           0          0        (7,212)            0
      Treasury stock                                                0          0           0          0      (286,368)            0
                                                             ----------------------------------------------------------------------
        Total common stock equity                             219,513     11,651       2,970     20,883     1,035,210     2,462,853
                                                             ----------------------------------------------------------------------
      Preferred stock                                               0          0           0          0       239,168             0
      Long-term debt                                                0          0           0          0     1,906,409             0
                                                             ----------------------------------------------------------------------
        Total capitalization                                  219,513     11,651       2,970     20,883     3,180,787     2,462,853
                                                             ----------------------------------------------------------------------
    Current Liabilities
      Accounts payable                                          5,944      9,780         264        254        91,660        72,534
      Notes payable                                                 0          0           0          0       327,274       313,883
      Long-term debt maturing within one year                       0          0           0          0       236,400             0
      Dividends declared                                            0          0           0          0           569             0
      Taxes accrued                                                 0          0           0          0        26,845         4,778
      Accrued interest                                              0          0           0          0        17,668         1,739
      Liabilities from commodity price risk
         management activites                                       0          0           0          0             0         1,342
      Other                                                         0          0           0          0        65,768         8,442
                                                             ----------------------------------------------------------------------
                                                                5,944      9,780         264        254       766,185       402,718
                                                             ----------------------------------------------------------------------
    Deferred Credits
      Accumulated deferred income taxes                         4,056       (459)      1,482          0     1,075,196         1,284
      Accumulated deferred investment tax credits                   0          0           0          0        24,691        13,409
      Other                                                         0          0           0          0       250,976        48,891
                                                             ----------------------------------------------------------------------
                                                                4,056       (459)      1,482          0     1,350,863        63,584
                                                             ----------------------------------------------------------------------
                                                             $229,513    $20,972    $  4,716   $ 21,137    $5,297,835    $2,929,154
                                                             ======================================================================



                                           Illinova                                          Illinova
                                           Business     Illinova     Illinova     EMC Gas     Energy                     Illinova
                                          Enterprises,   Holding     Insurance  Transmission  Partners,                 Corporation
                                              Inc.       Company      Company     Company       Inc.     Eliminations   Consolidated
ASSETS
  Plant and Equipment
    Utility plant in service               $     --    $       --    $     --    $     --    $     --    $        --    $ 3,899,444
    Plant held for future use                     0             0           0           0           0              0    $     3,174
    Construction work in progress                 0             0           0           0           0              0    $   291,686
    Accumulated depreciation                      0           (30)          0           0           0              0    $(1,795,027)
    Other electric plant adjustment - net         0             0           0           0           0              0    $ 2,164,593
                                           ----------------------------------------------------------------------------------------
                                                  0           (30)          0           0           0              0    $ 4,563,870
    Gas in underground storage - noncurrent       0             0           0           0           0              0    $    25,230
                                           ----------------------------------------------------------------------------------------
                                                  0           (30)          0           0           0              0    $ 4,589,100
                                           ----------------------------------------------------------------------------------------
  Investments and Other Assets                    0     3,719,727       3,331          12      18,920     (3,719,691)   $   291,287
                                           ----------------------------------------------------------------------------------------
  Current Assets
    Cash and cash equivalents                     0         9,188       7,186         788       2,017              0    $    49,659
    Accounts receivable - service                 0             0           0           0           0              0    $    98,139
    Accounts receivable - other                   0             0      23,644       7,322      35,709        (89,596)   $   109,540
    Accounts receivable from affiliate            0             0           0           0           0         (6,380)   $        --
    Accrued unbilled revenue                      0             0           0           0           0              0    $    83,420
    Materials and supplies, at average cost                                                                             $        --
      Fossil fuel                                 0             0           0           0           0              0    $    38,898
      Gas in underground storage                  0             0           0           0           0              0    $    24,083
      Operating materials                         0             0           0         824       1,479              0    $    36,425
    Assets from commodity price risk
       management activites                       0             0           0           0       5,909              0    $     7,556
    Prepaid and refundable income
       taxes, prepayments and other               0        42,871         652           0          78        (38,695)   $   111,815
                                           ----------------------------------------------------------------------------------------
                                                  0        52,059      31,481       8,934      45,191       (134,671)   $   559,536
                                           ----------------------------------------------------------------------------------------
  Deferred Charges
    Stranded cost                                 0             0           0           0           0              0    $   320,298
    Note receivable from affiliate                0            16           0           0           0     (2,597,642)   $        16
    Other deferred charges                        0         1,847           0           0         927           (668)   $   172,834
                                           ----------------------------------------------------------------------------------------
                                                  0         1,863           0           0         927     (2,598,310)   $   493,148
                                           ----------------------------------------------------------------------------------------
                                           $     --    $3,773,619    $ 34,813    $  8,946    $ 65,038    $(6,452,672)   $ 5,933,072
                                           ========================================================================================
CAPITAL AND LIABILITIES
  Capitalization
    Common stock                           $    192    $1,211,923    $  1,477    $     --    $      1    $(3,985,878)   $ 1,211,924
    Deferred compensation - ESOP                  0          (668)          0           0           0              0    $      (668)
    Retained earnings                          (192)      (44,556)        (56)        509     (42,762)       (20,180)   $   (44,556)
    Accumulated other comprehensive
       income (loss)                              0             0          (3)          0           0              0    $      (232)
    Capital stock expense                         0             0           0           0           0              0    $    (7,212)
    Treasury stock                                0      (137,276)          0           0           0        286,368    $  (137,276)
                                           ----------------------------------------------------------------------------------------
      Total common stock equity                   0     1,029,423       1,418         509     (42,761)    (3,719,691)   $ 1,021,979
                                           ----------------------------------------------------------------------------------------
    Preferred stock                               0             0           0           0           0              0    $   239,168
    Long-term debt                                0       154,498           0           0           0              0    $ 2,060,907
                                           ----------------------------------------------------------------------------------------
      Total capitalization                        0     1,183,921       1,418         509     (42,761)    (3,719,691)   $ 3,322,054
                                           ----------------------------------------------------------------------------------------
  Current Liabilities
    Accounts payable                              0           700       2,002       6,204      27,835        (38,548)   $   178,630
    Notes payable                                 0             0           0           0           0              0    $   641,157
    Long-term debt maturing within one year       0             0           0           0           0              0    $   236,400
    Dividends declared                            0        21,825           0           0           0              0    $    22,394
    Taxes accrued                                 0             0         659         225         (79)             0    $    32,427
    Accrued interest                              0         4,276           0           0           0              0    $    23,683
    Liabilities from commodity price
       risk management activites                  0             0           0           0       4,474              0    $     5,816
    Other                                         0     2,562,138      30,734       2,008      93,165     (2,655,070)   $   107,185
                                           ----------------------------------------------------------------------------------------
                                                  0     2,588,938      33,395       8,437     125,395     (2,693,618)   $ 1,247,693
                                           ----------------------------------------------------------------------------------------
  Deferred Credits
    Accumulated deferred income taxes             0             0           0           0     (17,596)       (38,695)   $ 1,025,267
    Accumulated deferred investment
         tax credits                              0             0           0           0           0              0    $    38,100
    Other                                         0            91           0           0           0              0    $   299,957
                                           ----------------------------------------------------------------------------------------
                                                  0            91           0           0     (17,596)       (38,695)   $ 1,363,324
                                           ----------------------------------------------------------------------------------------
                                           $     --    $3,773,619    $ 34,813    $  8,946    $ 65,038    $(6,452,672)   $ 5,933,071
                                           ========================================================================================




                                                                      North    Illinova                               Illanova
                                                         Illinova    American  Resource     Plantas       Illinova      Power
Condensed Statements of Income ($ in Thousands)         Generating    Energy   Recovery,    Eolicas,        Power     Marketing,
Year Ended December 31, 1999                             Company     Services     Inc.       S.R.L.        Company       Inc.

Operating Revenues
     Electric                                          $       -    $      -   $     -    $     -       $  1,178,583  $      9
     Electric interchange                                      0           0         0          0            420,245   131,516
     Gas                                                       0           0         0          0            304,369         0
     Diversified enterprises                                   0      77,617     4,774      4,400                  0         0
                                                       --------------------------------------------------------------------------
        Total                                                  0      77,617     4,774      4,400          1,903,197   131,525
                                                       --------------------------------------------------------------------------
Operating Expenses
     Fuel for electric plants                                  0           0         0          0            191,244    55,655
     Power purchased                                           0           0         0          0            421,101    12,870
     Gas purchased for resale                                  0           0         0          0            165,131         0
     Diversified enterprises                              16,351      76,332     1,880      3,201                  0         0
     Other operating expenses                                  0           0         0          0            466,765    20,490
     Retirement and severence expense                                                                             96         0
     Maintenance                                               0           0         0          0            107,784    12,588
     Depreciation                                              0           0         0          0            151,786    24,790
     Amortization of regulatory asset                          0           0         0          0             26,435         0
     General taxes                                             0           0         0          0            100,833     1,746
                                                       --------------------------------------------------------------------------
        Total                                             16,351      76,332     1,880      3,201          1,631,175   128,138
                                                       --------------------------------------------------------------------------
     Operating income (loss)                             (16,351)      1,285     2,894      1,199            272,022     3,388
                                                       --------------------------------------------------------------------------
Other Income
     Miscellaneous - net                                   7,973           0         0          0              4,239     1,271
     Equity earnings in affiliates                         9,973           0         0          0             52,421         0
                                                       --------------------------------------------------------------------------
        Total                                             17,946           0         0          0             56,660     1,271
                                                       --------------------------------------------------------------------------
Income (loss) before interest charges and income taxes     1,595       1,285     2,894      1,199            328,682     4,659
                                                       --------------------------------------------------------------------------
Interest Charges
     Interest expense                                          0           0         0          0            148,451     2,363
     Allowance for borrowed funds used during                  0           0         0          0             (4,233)        0
        construction
     Preferred dividend requirements of subsidiary             0           0         0          0             19,181         0
                                                       --------------------------------------------------------------------------
        Total                                                  0           0         0          0            163,399     2,363
                                                       --------------------------------------------------------------------------
Income (loss) before income taxes                          1,595       1,285     2,894      1,199            165,283     2,295
                                                       --------------------------------------------------------------------------
Income Taxes                                                   0           0         0          0
     Other                                                (1,922)      1,074     1,158          0             71,375     1,010
                                                       --------------------------------------------------------------------------
        Total                                             (1,922)      1,074     1,158          0             71,375     1,010
                                                       --------------------------------------------------------------------------
Net income (loss)                                          3,517         211     1,736      1,199             93,908     1,286
     Carrying amount over consideration paid
         for redeemed preferred stock of subsidiary            0           0         0          0              1,657         0
                                                       --------------------------------------------------------------------------
Net income (loss) applicable to common stock             $ 3,517       $ 211   $ 1,736    $ 1,199           $ 95,566   $ 1,286
                                                       ==========================================================================





                                                           Illinova                                              Illinova
                                                           Business       Illinova   Illinova        EMC Gas      Energy
Condensed Statements of Income ($ in Thousands)           Enterprises,     Holding   Insurance     Transmission  Partners,
Year Ended December 31, 1999                                  Inc.         Company    Company        Company       Inc.

Operating Revenues
     Electric                                             $     -       $     -      $       -     $        -   $       -
     Electric interchange                                       0             0              0              0           0
     Gas                                                        0             0              0              0           0
     Diversified enterprises                                    0             0          7,448         38,773     369,548
                                                      ------------------------------------------------------------------------
        Total                                                   0             0          7,448         38,773     369,548
                                                      ------------------------------------------------------------------------
Operating Expenses
     Fuel for electric plants                                   0             0              0              0           0
     Power purchased                                            0             0              0              0           0
     Gas purchased for resale                                   0             0              0              0           0
     Diversified enterprises                                    0        17,475          8,077         38,153     385,425
     Other operating expenses                                   0             0              0              0           0
     Retirement and severence expense                           0             0              0              0           0
     Maintenance                                                0             0              0              0           0
     Depreciation                                               0             0              0              0           0
     Amortization of regulatory asset                           0             0              0              0           0
     General taxes                                              0             0              0              0           0
                                                      ------------------------------------------------------------------------
        Total                                                   0        17,475          8,077         38,153     385,425
                                                      ------------------------------------------------------------------------
     Operating income (loss)                                    0       (17,475)          (629)           620     (15,878)
                                                      ------------------------------------------------------------------------
Other Income
     Miscellaneous - net                                        0         2,474            521              0           0
     Equity earnings in affiliates                              0        96,508              0              0       2,921
                                                      ------------------------------------------------------------------------
        Total                                                   0        98,982            521              0       2,921
                                                      ------------------------------------------------------------------------
Income (loss) before interest charges and income taxes          0        81,507           (108)           620     (12,956)
                                                      ------------------------------------------------------------------------
Interest Charges
     Interest expense                                           0        65,038              0              0           0
     Allowance for borrowed funds used during                   0             0              0              0           0
        construction
     Preferred dividend requirements of subsidiary              0             0              0              0           0
                                                      ------------------------------------------------------------------------
        Total                                                   0        65,038              0              0           0
                                                      ------------------------------------------------------------------------
Income (loss) before income taxes                               0        16,469           (108)           620     (12,956)
                                                      ------------------------------------------------------------------------
Income Taxes
     Other                                                      0       (26,461)           (42)           234      (4,969)
                                                      ------------------------------------------------------------------------
        Total                                                   0       (26,461)           (42)           234      (4,969)
                                                      ------------------------------------------------------------------------
Net income (loss)                                               0        42,929            (66)           386      (7,987)
     Carrying amount over consideration paid
         for redeemed preferred stock of subsidiary             0             0              0              0           0
                                                      ------------------------------------------------------------------------
Net income (loss) applicable to common stock                  $ -      $ 42,929          $ (66)         $ 386    $ (7,987)
                                                      ========================================================================






                                                                         Illinova
Condensed Statements of Income ($ in Thousands)                          Corporation
Year Ended December 31, 1999                            Eliminations    Consolidated

Operating Revenues
     Electric                                          $    (3,802)       $ 1,174,789
     Electric interchange                                 (105,823)         $ 445,938
     Gas                                                      (667)         $ 303,703
     Diversified enterprises                                (2,200)         $ 500,360
                                                      ------------------------------------
        Total                                             (112,492)       $ 2,424,791
                                                      ------------------------------------
Operating Expenses
     Fuel for electric plants                                   27          $ 246,926
     Power purchased                                      (105,823)         $ 328,148
     Gas purchased for resale                                 (549)         $ 164,583
     Diversified enterprises                                     0          $ 546,894
     Other operating expenses                               (3,947)         $ 483,308
     Retirement and severence expense                            0               $ 96
     Maintenance                                                 0          $ 120,371
     Depreciation                                                0          $ 176,576
     Amortization of regulatory asset                            0           $ 26,435
     General taxes                                               0          $ 102,579

                                                      ------------------------------------
        Total                                             (110,292)       $ 2,195,915
                                                      ------------------------------------
     Operating income (loss)                                (2,200)         $ 228,876
                                                      ------------------------------------
Other Income
     Miscellaneous - net                                     2,200           $ 18,677
     Equity earnings in affiliates                        (148,929)          $ 12,894
                                                      ------------------------------------
        Total                                             (146,729)          $ 31,571
                                                      ------------------------------------
Income (loss) before interest charges and income taxes    (148,929)         $ 260,447
                                                      ------------------------------------
Interest Charges
     Interest expense                                      (52,421)         $ 163,432
     Allowance for borrowed funds used during                    0           $ (4,233)
        construction
     Preferred dividend requirements of subsidiary               0           $ 19,181
                                                      ------------------------------------
        Total                                              (52,421)         $ 178,380
                                                      ------------------------------------
Income (loss) before income taxes                          (96,508)          $ 82,067
                                                      --------------------------------
Income Taxes
     Other                                                      (0)          $ 41,456
                                                      ------------------------------------
        Total                                                   (0)          $ 41,456
                                                      ------------------------------------
Net income (loss)                                          (96,508)          $ 40,611
     Carrying amount over consideration paid
         for redeemed preferred stock of subsidiary              0            $ 1,657
                                                      ------------------------------------
Net income (loss) applicable to common stock             $ (96,508)          $ 42,269
                                                      ====================================